UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated July 9, 2020, announcing that the Company has purchased on the NYSE and on Euronext Brussels a total of 3,379,108 of its own shares for an aggregate price of USD 28,086,438.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: July 9, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 9 July 2020 – 10.15 p.m. CET _______________________________________

SHARE BUYBACK

ANTWERP, Belgium, 9 July 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that the Company has purchased on the NYSE and on Euronext Brussels a total of 3,379,108 of its own shares for an aggregate price of EUR 25,107,476 (USD 28,086,438) as part of its capital allocation strategy and returns to shareholder policy.

Following these transactions, the Company now owns 8,325,324 shares (3.78% of the total outstanding share count). Further detail on these transactions are as follows:

Shares repurchased on Euronext Brussels

Transaction date	Quantity	Average Price	Lowest price	Highest price	Total price
30 June 2020	300,000	EUR 7.1464	EUR 7.100	EUR 7.165	EUR 2,143,920.00
01 July 2020	350,000	EUR 7.2917	EUR 7.225	EUR 7.325	EUR 2,552,095.00
02 July 2020	320,000	EUR 7.3013	EUR 7.21	EUR 7.43	EUR 2,336,416.00
03 July 2020	100,000	EUR 7.3489	EUR 7.27	EUR 7.42	EUR 734,890.00
06 July 2020	330,000	EUR 7.4754	EUR 7.40	EUR 7.55	EUR 2,466,882.00
07 July 2020	300,000	EUR 7.6626	EUR 7.53	EUR 7.86	EUR 2,298,780.00
08 July 2020	250,000	EUR 7.5914	EUR 7.49	EUR 7.705	EUR 1,897,850.00
09 July 2020	250,000	EUR 7.5395	EUR 7.445	EUR 7.677	EUR 1,884,875

Block trades on Euronext Brussels

Transaction date	Time	Quantity	Price	Total Price
2 July 2020	12.41 CET	7,500	EUR 7.36	EUR 55,237

PRESS RELEASE Regulated information 9 July 2020 – 10.15 p.m. CET _______________________________________

Shares repurchased on the NYSE

Transaction date	Quantity	Average Price	Lowest price	Highest price	Total price
30 June 2020	350,000	USD 8.0165	USD 7.995	USD 8.08	USD 2,805,781.60
1 July 2020	25,000	USD 8.2611	USD 8.17	USD 8.37	USD 206,527.50
2 July 2020	196,608	USD 8.2005	USD 8.17	USD 8.23	USD 1,612,283.90
6 July 2020	125,000	USD 8.4432	USD 8.31	USD 8.54	USD 1,055,400.00
7 July 2020	175,000	USD 8.4995	USD 8.435	USD 8.58	USD 1,487,412.50
8 July 2020	300,000	USD 8.6671	USD 8.55	USD 8.69	USD 2,600,130.00

CAPITAL ALLOCATION STRATEGY IN ACTION

Euronav remains committed to its guidance published on 9 January 2020 to target a return of at least 80% of net income to shareholders per quarter. This return to shareholders will primarily be in the form of a cash dividend. The Company notes that total dividend amount will be distributed to outstanding shares excluding those held by the Company. In accordance with its authorization to purchase up to 10% of the company’s issued shares granted by the 2020 shareholders’ meeting, the Company will always look at stock repurchase as an alternative if it believes more value can be created for shareholders. As the share price is currently trading well below the Company’s own evaluation of intrinsic value, the Supervisory Board and the Management Board believe that buying back own shares creates long term value for all stakeholders. Indeed, a Euronav share price of USD 9 translates into a new build VLCC valuation of just USD 68 million compared to a current valuation of USD 89 million (source: Clarksons).

The Company will monitor market conditions to decide whether to continue buying back shares in accordance with industry best practices, taking into account a variety of factors, including regulatory or legal requirements and other corporate considerations.

To this end, Euronav has mandated Clarksons Securities to act as an independent broker to coordinate and execute share repurchases on the exchanges of Euronext Brussels and/or the NYSE.

This share buyback reflects the strength of Euronav’s balance sheet and the confidence of the Supervisory Board and the Management Board in the long term value in the Company’s shares.
It is important to stress that this return to shareholders is from net income generated from our capital base and does not impact the Company’s strong liquidity which will be augmented by the 20% of net income that is retained. At the end of Q2 2020, Euronav’s liquidity position will be approximately USD 1.09 billion before any returns to shareholders are taken into account.

PRESS RELEASE Regulated information 9 July 2020 – 10.15 p.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information 9 July 2020 – 10.15 p.m. CET _______________________________________

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member

Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q2 Results 2020: 6th August 2020

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs (four to be delivered), 25 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

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